EXHIBIT 99.5

CHARITABLE GIFT TO THE DANVERSBANK CHARITABLE FOUNDATION, INC.

        Danvers Bancorp, Inc., One Conant Street, Danvers, Massachusetts (the "Company"), desires to make a gift of shares of its common stock (the "Common Stock") to The Danversbank Charitable Foundation, Inc. (the "Foundation"), a nonprofit corporation organized under the laws of the Commonwealth of Massachusetts. The purposes of the gift are to support the charitable activities of the Foundation, to establish a bond between the Company and the communities within which Danversbank, a Massachusetts-chartered stock savings bank (the "Bank"), maintains a banking office, and to enable the communities to share in the potential growth and success of the Company and it affiliates over the long term. To that end, Danvers Bancorp, Inc. now gives, transfers, and delivers to the Foundation            shares of its Common Stock, subject to the following conditions:

1.
The Foundation shall use the donation solely for charitable purposes, including community development, in the communities in which the Bank maintains a banking office, in accordance with the provisions of the Foundation's Articles of Organization; and

2.
Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of Common Stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; (b) otherwise jeopardize the Foundation's tax-exempt status; or (c) result in the imposition of any excise tax under sections 4941 through 4945, inclusive, of the Internal Revenue Code of 1986, as amended.

3.
The Common Stock contributed to the Foundation by the Company shall, for so long as such shares of Common Stock are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company; provided, however that this voting restriction shall have no force and effect in the event that such restriction is waived by the Massachusetts Division of Banks.

4.
The Foundation shall not acquire any shares of the Company without prior approval of the Board of Governors of the Federal Reserve System (the "Board").

5.
The Foundation shall submit a plan of liquidation to the Board at least 30 days prior to the proposed date of any liquidation of the Foundation.

Dated:	DANVERS BANCORP, INC.

By:

Kevin T. Bottomley President, Chief Executive Officer and Chairman of the Board of Directors